CytoSorbents Corporation

7 Deer Park Drive, Suite K

Monmouth Junction, New Jersey 08852

July 27, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn:	Amanda Ravitz

Re:	CytoSorbents Corporation (the “Company”)

Registration Statement on Form S-3

File No. 333-205806
Filed July 23, 2015

Dear Ms. Ravitz:

The Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (EST) on July 29, 2015, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David C. Schwartz of DLA Piper LLP (US) with any questions or comments at (973) 520-2555. Thank you for your assistance with this filing.

CYTOSORBENTS CORPORATION.

By:	/s/ Phillip Chan, MD
Name:	Phillip Chan, MD
Title:	President and Chief Executive Officer